NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

LIQUID MEDIA GROUP ANNOUNCES FINANCING BY MACKIE RESEARCH CAPITAL CORP.

Vancouver, Canada, September 13, 2018, LIQUID MEDIA GROUP LTD. (NASDAQ: YVR) (the “Company”) is pleased to announce that the Company has entered into an engagement letter with Mackie Research Capital Corp. (the “Agent”) to act as lead Agent and sole bookrunner, on a best-efforts basis, in connection with a proposed a private placement (the “Offering”) of a minimum of US$4,000,000 and up to US$6,500,000 through the issuance of subscription receipts (“Subscription Receipts”) of the Company. Each Sub Receipt issued in connection with the Offering will be automatically exchanged, into one common share of the Company upon the completion of certain escrow release conditions (see below). The Agent may invite other registered investment dealers to participate as syndicate members in the Offering. The Company has also granted the Agent an option (the “Agent’s Option”) to increase the size of the Offering by up to an additional 15% of the Sub Receipts issued at any time up to 48 hours prior to the closing of the Offering. Pricing of the Subscription Receipts will be determined in the context of the market.

The gross proceeds from the sale of Subscription Receipts pursuant to the Offering will be held in escrow pending certain release conditions, including approval from NASDAQ of the common shares of the Company being listed for trading. Upon NASDAQ approval being received, the net proceeds from the sale of the Subscription Receipts will be released from escrow to the Company. If the release conditions are not satisfied then the purchase price for the Subscription Receipts will be returned pro rata to the subscribers.

Completion of the Offering is subject to the Company and the Agent completing a definitive agency agreement and the satisfactory completion of due diligence by the Agent. The Subscription Receipts will be offered to qualified investors in the provinces of Alberta, British Columbia and Ontario and in other jurisdictions where the Offering can lawfully be made. Subject to satisfaction or waiver of all such conditions, closing of the Offering is expected to occur on or about the week of October 1, 2018.

About the Company

The Company will carry on Liquid Canada’s business as a film and entertainment company engaged in aggregating mature production service companies into a vertically-integrated global studio, and producing content for all platforms including film, TV, gaming and VR, through its network of shared services.

On behalf of the board of directors of the Company

“Charles Brezer”

Charles Brezer
Director

For additional information regarding the Company, contact:
Daniel Cruz
778-840-4571
Email: info@liquidmediagroup.co

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). More particularly and without limitation, this news release contains forward-looking statements and information concerning the continued listing of the Company’s common shares on NASDAQ, which is not guaranteed and which is dependent on the Company obtaining a positive decision from the Nasdaq Hearing Panel, as more fully described in the Company’s news release from August 2, 2018. These forward-looking statements reflect the expectations or beliefs of management of the Resulting Issuer based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.